Exhibit 99.1

NeuroSense Provides Business Update and Progress for the First Half of 2026

CAMBRIDGE, Mass., September 25, 2026 -- NeuroSense Therapeutics Ltd. (NASDAQ: NRSN) (“NeuroSense” or the “Company”), a late-stage clinical biotechnology company focused on developing disease-modifying treatments for neurodegenerative diseases, today provided a business update with corporate highlights to date and financial results for the first half of 2026.

NeuroSense is advancing PrimeC, its investigational combination therapy for amyotrophic lateral sclerosis (ALS), through regulatory pathways in the United States and Canada while pursuing a focused, capital-efficient late-stage development strategy.

“Our focus remains on advancing PrimeC toward the next stage of development and, ultimately, toward patients,” said Alon Ben-Noon, Chief Executive Officer of NeuroSense. “We are working diligently to move our development plans forward in a capital-efficient manner, while pursuing the regulatory, clinical, financing and strategic opportunities available to us. Looking ahead, our priorities include advancing our regulatory pathway in Canada, preparing for the next clinical stage of PrimeC in ALS, and pursuing the funding, partnerships and strategic alternatives that can support the continued development of the program. We remain fully committed to doing everything we can to realize PrimeC’s potential to address the significant unmet need in ALS.”

Upcoming Corporate Highlights for the Remainder of 2026 include:

●	Targeting December 2026 NDS filing in Canada – Following completion of the Pre-New Drug Submission process and finalization of meeting minutes with Health Canada, NeuroSense is preparing an NDS for PrimeC in ALS and is targeting December 2026 for submission. Health Canada indicated no concerns with the proposed filing timeline and provided alignment regarding the planned content and structure of the submission.

●	Advancing an optimized, capital-efficient U.S. development strategy – NeuroSense is working toward an optimized path for PrimeC that includes AI-enabled characterization of PrimeC’s proprietary formulation, a planned active-comparator study against edaravone, and evaluation of a smaller and shorter pivotal PARAGON design. The Company plans to discuss with the FDA whether the existing data may support full approval or, alternatively, an Accelerated Approval pathway. Any revised pivotal design or regulatory pathway remains subject to FDA alignment.

●	Continued financing and strategic initiatives – The Company continues to pursue financing opportunities, including potential non-dilutive funding sources, and evaluate a range of strategic alternatives, including potential business and corporate transactions, intended to provide the resources and strategic framework required to advance PrimeC, while prioritizing capital-efficient development and preserving long-term shareholder value.

2026 Corporate Highlights to Date

●	PARADIGM results published in JAMA Neurology and long-term survival benefit strengthened – In March 2026, results from the Phase 2b PARADIGM study were published in JAMA Neurology, providing peer-reviewed validation of PrimeC’s clinical and biological activity. Long-term follow-up reported in February 2026 showed a statistically significant 65% reduction in the risk of death and an estimated median survival of 36.3 months for participants treated continuously with PrimeC, compared with 21.4 months for participants initially assigned to placebo before crossing over to PrimeC.

●	Primary endpoint achieved– In June 2026, NeuroSense announced that PARADIGM achieved its primary endpoint, demonstrating a statistically significant treatment-associated reduction in extracellular vesicle-associated TDP-43 compared with placebo. TDP-43 pathology is present in more than 97% of ALS cases, and the finding adds to the consistent body of evidence observed across clinical outcomes, survival and multiple disease-relevant biomarkers.

●	Canadian regulatory pathway advanced toward NDS filing – NeuroSense held a constructive Pre-NDS meeting with Health Canada and subsequently completed the Pre-NDS process. Final meeting minutes reflected alignment on the planned content and structure of the ALS submission, and the Company is now targeting an NDS filing in early December 2026, supported by the expanded PARADIGM clinical, survival and biomarker package.

●	Alzheimer’s program and global intellectual property portfolio advanced – The Phase 2 RoAD proof-of-concept study reported positive biomarker findings across multiple neurodegenerative disease pathways, providing early biological evidence consistent with potential target engagement. NeuroSense also strengthened its Alzheimer’s program through a U.S. patent covering use of PrimeC through 2043 and the addition of Prof. Steven E. Arnold to its Scientific Advisory Board. During 2026, the Company further expanded PrimeC composition patent protection through 2042 with grants in Australia, Brazil, Japan and South Korea.

H1 2026 Financial Results:

●	Research and development expenses for the six months ended June 30, 2026 and 2025 were $2,102 thousand and $2,503 thousand, respectively. The decrease of $401 thousand, or 16%, was mainly attributed to decrease in our subcontractors and consultants which was offset by an increase in share-based payment expense.

●	General and administrative expenses for the six months ended June 30, 2026 and 2025 were $1,345 thousand and $2,189 thousand, respectively. The decrease of $844 thousand, or 38.6%, was mainly attributed to decrease in professional services.

●	Operating expenses for the six months ended June 30, 2026 and 2025 were $3.4 million and $4.7 million, respectively due to the reasons described above.

A summary of NeuroSense’s unaudited consolidated financial results is included in the tables below.

NeuroSense Therapeutics Ltd.

Condensed Consolidated balance sheets

U.S. dollars in thousands

	June 30,	December 31,
	2026	2025
Assets

Current assets:
Cash and cash equivalent	231	166
Other receivables	540	565
Restricted deposit	73	47
Total current assets	844	778

Non-current assets:
Property, plant and equipment, net	52	58
Operating right of use assets	-	170
Restricted deposit	-	22
Total non-current assets	52	250

Total assets	896	1,028

Liabilities and Equity

Current liabilities:
Trade payables	729	799
Other current liabilities (*)	2,270	1,717
Total current liabilities	2,999	2,516

Non-current liabilities:
Lease liability less current maturity	-	72

Total liabilities	2,999	2,588

Shareholders’ equity:
Authorized: 200,000,000 and 90,000,000 shares at June 30, 2026 and December 31, 2025; Issued and outstanding: 1,836,154 and 1,627,859 shares at June 30, 2026 and December 31, 2025, respectively (**)	-	-
Share premium and capital reserve	49,245	46,225
Accumulated deficit	(51,348)	(47,785)
Total Shareholders’ deficit	(2,103)	(1,560)

Total liabilities and shareholders’ deficit	896	1,028

(*)	Including balance with related parties at the amount of $599 thousand and $602 thousand as of June 30, 2026 and December 31, 2025, respectively.

(**)	After giving effect to the reverse share split, see also note 5.

NeuroSense Therapeutics Ltd.

Condensed Consolidated Statements of Comprehensive Loss

U.S. dollars in thousands except share and per share data

	Six months	Six months
	ended	ended
	June 30,	June 30,
	2026	2025

Research and development expenses	(2,102)	(2,503)

General and administrative expenses	(1,345)	(2,189)

Operating loss	(3,447)	(4,692)

Financing expenses, net	(116)	(17)

Net loss and comprehensive loss	(3,563)	(4,709)
Basic and diluted net loss per share (*)	(2.1)	(3.7)
Weighted average number of shares outstanding used in computing basic and diluted net loss per share (*)	1,731,255	1,270,132

(*)	After giving effect to the reverse share splits, see also note 5.

NeuroSense Therapeutics Ltd.

Condensed Consolidated Statements of Changes in Shareholders’ deficit

U.S. dollars in thousands (except for share and per share data)

	Ordinary shares		Share premium and
	Number (*)	Amount	capital reserve		Accumulated deficit	Total equity

Balance as of January 1, 2026	1,627,859	$-	$46,225		$(47,785)	$(1,560)

Issuance of shares, net	120,483	-	2,066		-	2,066

Exercise of RSus and pre-funded warrants	14,814	-	**	)	-	** )

Share-based compensation	72,998	-	954		-	954

Net loss and comprehensive loss	-	-	-		(3,563)	(3,563)

Balance as of June 30, 2026	1,836,154	$-	$49,245		$(51,348)	$(2,103)

(*)	After giving effect to the share splits and the reverse share splits, see also note 5.

(**)	Less than $1 thousand.

About ALS

Amyotrophic lateral sclerosis (“ALS”) is an incurable neurodegenerative disease that causes complete paralysis and death within approximately 3 years from diagnosis. Every year, more than 5,000 people are diagnosed with ALS in the U.S. alone, with an annual disease burden of $1 billion. The number of people living with ALS is expected to grow by 24% by 2040 in the U.S. and EU.

About PARADIGM

PARADIGM is a prospective, multinational, randomized, double-blind, placebo-controlled Phase 2b (NCT05357950) clinical trial of PrimeC in ALS. The trial included 68 participants living with ALS in Canada, Italy, and Israel.

During the first 6 months of the trial, 45 participants were randomized to receive PrimeC, and 23 participants were randomized to receive placebo. This was followed by a 12-month open-label extension with all participants receiving PrimeC in a blinded manner, where neither the participants nor the clinical staff were aware of the initial treatment allocation.

Most patients enrolled in both the active and placebo arms of the trial were concurrently treated with Riluzole, the ALS standard of care medication, indicating PrimeC slowed disease progression well beyond the level afforded by the FDA approved ALS drug.

About PrimeC

PrimeC, NeuroSense’s lead drug candidate, is a novel extended-release oral formulation composed of a unique fixed-dose combination of two FDA-approved drugs: ciprofloxacin and celecoxib. PrimeC is designed to synergistically target several key mechanisms of ALS that contribute to motor neuron degeneration, inflammation, iron accumulation and impaired ribonucleic acid (“RNA”) regulation to potentially inhibit the progression of ALS. NeuroSense completed a Phase 2a clinical trial which met its safety and efficacy endpoints including reducing functional and respiratory deterioration and statistically significant changes in ALS-related biological markers indicating PrimeC’s biological activity. PrimeC was granted Orphan Drug Designation by the U.S. Food and Drug Administration and the European Medicines Agency.

About NeuroSense

NeuroSense Therapeutics is a late-clinical stage biotechnology company developing novel treatments for severe neurodegenerative diseases, including amyotrophic lateral sclerosis (ALS) and Alzheimer’s disease. The Company’s lead product candidate, PrimeC, is a novel oral therapy designed to target multiple key biological pathways underlying disease progression, including neuroinflammation, oxidative stress and dysregulated iron metabolism.

NeuroSense has recently completed analysis of long-term follow-up data from its Phase 2b PARADIGM study in ALS, with results published in JAMA Neurology showing slowing of functional decline relative to placebo. The Company also reported changes across multiple biomarkers associated with ALS, including microRNAs, consistent with PrimeC’s multi-target mechanism of action.

NeuroSense has received clearance from the U.S. Food and Drug Administration (FDA) to initiate its pivotal Phase 3 clinical trial (PARAGON) in ALS, to be conducted primarily in the United States. As described above, the Company is working with FDA on an optimized design for the study.

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Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will,” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements in this press release include, among other things, statements regarding the Company’s planned Canadian New Drug Submission for PrimeC, the regulatory pathway and future development of PrimeC, including the Company’s planned U.S. development strategy, potential clinical trials and regulatory interactions, the potential benefits of PrimeC, the Company’s financing activities and capital resources, potential collaborations, partnerships and strategic transactions, and the Company’s future business, operational and strategic plans.

Forward-looking statements are based on NeuroSense Therapeutics’ current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Actual results could differ materially from those anticipated or implied by such statements as a result of various risks and uncertainties, including, among others, risks relating to the Company’s ability to obtain additional financing; the timing, outcome and costs of regulatory submissions, interactions and approvals; the timing, design, initiation, conduct and results of clinical trials; the possibility that existing clinical, survival or biomarker data may not support future development or regulatory objectives; the Company’s ability to execute its development strategy; the availability of strategic, partnering or financing opportunities; the Company’s ability to maintain compliance with Nasdaq listing requirements; and other risks and uncertainties described in the Company’s filings with the Securities and Exchange Commission (SEC).

You should not rely on these statements as representing our views in the future. More information about the risks and uncertainties affecting NeuroSense is contained under the heading “Risk Factors” in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2026 and NeuroSense’s subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of this date, and NeuroSense undertakes no duty to update such information except as required under applicable law.